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                              April 29, 2020

       Stephen J. Girsky
       President and Chief Executive Officer
       VectoIQ Acquisition Corp.
       1354 Flagler Drive
       Mamoronect, NY 10543

                                                        Re: VectoIQ Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 15,
2020
                                                            File No. 333-237179

       Dear Mr. Girsky:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2020 letter.

       Amendment 1 to Form S-4 filed April 15, 2010

       Although we hope to be the first to bring, page 40

   1. We note your revisions in response to prior comment 4. Please revise to clarify how the target availability and
production timelines of your competitors compare to your target availability and
production timelines.
       Our amended and restated certificate of incorporation provides, page 62

   2. We note your response to comment 6 and reissue our comment in part. Please revise your disclosures on page 62
and 237 to describe the full scope of your exclusive forum
                                                        provision. In that
regard, we note that the provision in Annex B provides that if the Court of Chancery of the
State of Delaware lacks subject matter jurisdiction, another federal or
 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 29, 2020
Page 29,
April 2 2020 Page 2
FirstName LastName
         state court situated in the State of Delaware shall be sole and exclusive forum.
There is uncertainty regarding the federal income tax consequences, page 62

3. Please expand your revisions in response to prior comment 3 to specify the reasons for and degree of uncertainty and risks to investors.
Unaudited Pro Forma Condensed Combined Financial Information, page 64

4. We note your revisions in response to prior comment nine. Please revise your disclosures in note 3 to reconcile the weighted average shares outstanding for current Nikola stockholders used here to their historical financial statements. Key Non-Financial Metrics, page 89

5. While we note your revisions in response to prior comment 16, it continues to be unclear how you intend to use the funds available to you following completion of the business combination transaction. Please revise.
Proposal No. 2--The Amendments to VectoIQ's Certificate of Incorporation Proposal, page 121

6. We note your revisions in response to prior comment 14. Please revise to present separately on Exhibit 99.1 the intended changes to your exclusive forum provision in your proposed certificate of incorporation.
CNHI Services Agreement with CNHI/Iveco, page 167

7. We note your response to prior comment 17. We also note your disclosure on page 184 that as part of your arrangement with Iveco you are obligated to pay Iveco a royalty of
         1.0% on BEV truck revenues and 1.25% on FCEV truck revenues over a period of seven years. We also note the information provided in Note 6 to your consolidated financial statements. Please revise this section to include such royalty payment information.
Nikola Management's Discussion and Analysis of Financial Condition and Results of Operation
General, page 173

8. We note that you have entered into a Note with JP Morgan Chase under the Small
         Business Administration Paycheck Protection Program, pursuant to which the company borrowed $4.1 million. Please disclose the following: (i) the material terms of the loan;
         (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.
Liquidity and Capital Resources, page 182

9. We note your response to prior comment 19. Please revise the Company's liquidity disclosures to more fully and specifically disclose and discuss short-term and long-term
 Stephen J. Girsky
VectoIQ Acquisition Corp.
April 29, 2020
Page 3
      liquidity needs based on the current plan of operations as required by Items 303(a)(1) and
      (2) of Regulation S-K.

Nikola Corporation Consolidated Financial Statements
6. Related Party Transactions, page F-22

10.   We note your response to prior comment 27. Please address the following:
        Tell us the number of shares of series D preferred stock sold to the third party financial advisor and indicate any relationship that party had with the Company or
         CNHI prior to the share issuance;
        Tell us the significant and specific assumptions used to determine the fair values of the license and in-kind services; and
        More fully explain the facts and circumstances related to the CNHI investment, including why the series D preferred shares were issued in several different tranches and what, if any, recourse CNHI has if all the series D preferred shares are not issued.
14. Subsequent Events, page F-39

11. We note that in April 2020 the Company and Iveco entered into a series of agreements which established a manufacturing joint venture in Europe, Nikola Iveco Europe B.V.
       Please more fully address the extent of the Company's operations expected to be performed by the joint venture relative to the operations expected to be performed by the
      Company; disclose how the joint venture will be accounted for; and discuss how the establishment of the joint venture could impact the Company's consolidated results.
      Please also clarify the nature of the intellectual property licenses to be contributed to the joint venture. Specifically address whether the license the Company will contribute to the joint venture is the license recently acquired from Iveco. If it is, more fully explain the series of transactions, including why Iveco sold the license rather than contribute it to the joint venture.

       You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia
Timmons-Pierce, Special Counsel, at (202) 5513754 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen J. Girsky
                                                            Division of
Corporation Finance
Comapany NameVectoIQ Acquisition Corp.
                                                            Office of
Manufacturing
April 29, 2020 Page 3
cc:       Alan Annex
FirstName LastName